UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Bonds.com Group, Inc.
Full Name of Registrant

Former Name if Applicable

529 Fifth Avenue, 8th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the Annual Report on Form 10-K for Bonds.com Group, Inc. (the “Company,” “we,” “us,” and “our”)  for the fiscal year ended December 31, 2011, we determined that we need to amend our Quarterly Reports on Form 10-Q for the interim periods ended March 31, June 30, and September 30, 2011 to restate the interim, unaudited consolidated financial statements included therein, which caused a delay in the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Please refer to our Current Report on Form 8-K filed on with the Securities and Exchange Commission on April 2, 2012 for more information.  That delay in turn has caused a delay in our preparation of our Quarterly Report on Form 10-Q for the interim period ended March 31, 2012.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Ryan	(212)	946-3997
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☐ Yes ☒ No

	Annual Report on Form 10-K for the fiscal year ended December 31, 2012

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates significant changes in our results of operations from the interim period ended March 31, 2011 to the interim period ended March 31, 2012, which is the period covered by the subject report.  The reasons for the significant changes are: (a) we are an early stage company that experienced growth during the fiscal year ended December 31, 2011 and the first quarter of 2012, and (b) we completed multiple equity financing transactions and repaid indebtedness during the fiscal year ended December 31, 2011 and the first quarter of 2012.  Accordingly, we anticipate our audited financial statements for the interim period ended March 31, 2012 will reflect, among other things, significant increases in revenue and operating expenses, and a significant decrease in indebtedness.  We are unable to provide a quantitative estimate of these or other amounts at this time because our financial statements remain subject to ongoing review by management and our auditors.

BONDS.COM GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 16, 2012	By	/s/ John Ryan
John Ryan
Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).